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FORM 3                                                        OMB APPROVAL
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                                                        OMB Number 3235-0104
                                                        Express  Sept. 30, 1998
                                                        Estimated average burden
                                                        hours per response...0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*


Citizens Banking Corporation
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   (Last)                            (First)              (Middle)

328 S. Saginaw Street
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                                    (Street)

Flint                                 MI                     48502
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

4/18/99
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

F&M Bancorporation, Inc. (FMBK)
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5.   Relationship of Reporting Person to Issuer
               (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [_]  Form Filed by One Reporting Person

     [_]  Form Filed by More Than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

                                                                          (over)
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FORM 3 (CONTINUED)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Option (Right to Buy)      (1)      (2)             Common Stock           3,097,908       $35.55           D
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
Explanation of Responses:

See attachment.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Thomas W. Gallagher                                          4/27/99
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      **Signature of Reporting Person                             Date
        Thomas W. Gallagher
        Senior Vice President,
        General Counsel and Secretary

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                  SEC 1473(7-96)

                           (Print or Type Responses)
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                              ATTACHMENT TO FORM 3



NAME AND ADDRESS OF REPORTING PERSON:          Citizens Banking Corporation
                                               One Citizens Banking Center
                                               Flint, Michigan  48502

DATE OF EVENT REQUIRING STATEMENT:             04/18/99

ISSUER NAME AND TICKER OR TRADING SYMBOL:      F&M Bancorporation, Inc. (FMBK)


Explanation of Responses:

         (1) Exercise of the option is subject to the occurrence of one of several Purchase Events which are set forth in the option and which are summarized as follows: (a) the acquisition by any person other than the Reporting Person of beneficial ownership of 20% or more of the then outstanding common stock of the Issuer, (b) Issuer or any of its subsidiaries, without having received the prior written consent of the Reporting Person, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person other than the Reporting Person or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any person other than the Reporting Person, (c) Issuer or any of its subsidiaries, without having received the prior written consent of the Reporting Person, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than the Reporting Person or the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to the Reporting Person, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Agreement and Plan of Merger, dated April 18, 1999, by and between the Reporting Person and the Issuer (the "Plan"), (d) any person (other than the Reporting Person) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the common stock of the Issuer, (e) any person other than the Reporting Person shall have made a bona fide proposal to Issuer or its stockholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than the Reporting Person shall have commenced or shall have filed a registration statement under the Securities Act of 1933, as amended, with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of the common stock of Issuer, (f) after a proposal is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle the Reporting Person to terminate the Plan, or (g) any person other than the Reporting Person, other than in connection with a transaction to which the Reporting Person has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System or other governmental authority or regulatory or administrative agency or commission for approval to engage in an Acquisition Transaction. "Acquisition Transaction" means (i) a merger or consolidation, or any similar transaction, involving Issuer or any of Issuer's bank subsidiaries or any of Issuer's other subsidiaries, which either individually or in the aggregate would constitute a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) ("Material Subsidiaries"), (ii) a purchase, lease or other acquisition of all or substantially all of the assets of Issuer or any Material Subsidiary, (iii) a purchase or other acquisition (including by way of merger,

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consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Issuer or a Material Subsidiary or (iv) any substantially similar transaction.

         (2) The option will terminate upon the earliest to occur of certain events which are set forth in the option and which are summarized as follows:
(a) immediately prior to the Effective Time as contemplated by the Plan, (b) 12 months after the first occurrence of a Purchase Event, (c) 18 months after the termination of the Plan following the occurrence of certain Preliminary Purchase Events (as defined in the option), (d) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Plan by the Reporting Person pursuant to Section 7.1(c)(i) thereof) or (e) 12 months after the termination of the Plan by the Reporting Person pursuant to Section 7.1(c)(i) thereof.







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